

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2013

Via E-mail
Mr. Lawrence H. Jean
President
Annona Energy Inc.
2316 A Willemar Avenue
Courtenay, B.C. V9N 3M8

> **Re: Annona Energy Inc.**
> **Registration Statement on Form S-1**
> **Filed April 1, 2013**
> **File No. 333-187648**

Dear Mr. Jean:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. You appear to have no specific business plan or purpose. In light of these facts, please amend your registration statement to comply with Rule 419 of Regulation C regarding blank check offerings, or revise your disclosure to address why you believe that you are not subject to this rule and the potential implications of the characterization.

2. Please substantially revise the prospectus so that the disclosure you provide is current, accurate, and complete. The following are only examples of inconsistencies or incomplete references we observed. Further explanation is required to reconcile the various statements, if you do not delete or further support them. In your letter of response, please explain precisely how and where in your amended document you have addressed each such statement:

- Your cover page does not reflect the correct Standard Industrial Classification Code or the correct address of your executive office;

- Your table of contents does not appear consistent with your subheadings;

- You state that there is no minimum number of shares sold for the offering to proceed at pages 11 and 14;

- You state that your sole officer and director devotes 2-4 hours per week at page 32 and 3-5 hours at page 7; and

- You discuss Oklahoma law at page 24.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>Director, Executive Officer, Promoter and Control Person, page 31</u>

4. Please revise the biographical sketches to provide a complete five year discussion for Mr. Jean without gaps or ambiguities in time. Also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director in light of your business. See Item 401(e) of Regulation S-K.

<u>Exhibits</u>

<u>Exhibit 23.2 – Consent of Auditors</u>

5. Please obtain a revised consent that correctly refers to the date of the report issued by your independent accountant (i.e., March 22, 2013).

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

CC: Kevin Murphy